Exhibit (f)(2)

MASSMUTUAL PREMIER FUNDS

MML SERIES INVESTMENT FUND II

Amendment, dated December 8, 2011

to the Amended and Restated

Deferred Compensation Plans

for the Boards of Trustees

(Effective January 1, 2009)

Pursuant to Section 9 of the Amended and Restated Deferred Compensation Plans for the Boards of Trustees of the MassMutual Premier Funds and MML Series Investment Fund II, effective January 1, 2009, Section 2 – Reserve Accounts, and Section 3 –Election by Trustees are hereby replaced in their entirety with the following pursuant to a vote of the Trustees on December 8, 2011:

2.        Reserve Accounts - Each Series of the Trusts shall establish and maintain a book account (the “Reserve Account”) in the name of each Trustee who elects to participate in the Plans. Upon a Trustee’s election to defer receipt of Trustees’ fees, the Trusts shall credit such amounts to the appropriate Reserve Account at such time as would otherwise be payable to the Trustee. The Trusts shall also credit to the Reserve Accounts at the end of each calendar quarter an additional amount equal to interest computed at the rate of the U.S. Corporate Bond Index as of January 1, 2012, to be reset every two years, per annum on the “interest” portion of the Reserve Accounts during such calendar quarter, such “interest” portion representing amounts credited to the Reserve Accounts, plus interest, earned prior to January 1, 2012 which have not since been transferred to the “shadow investment” portion. The Trusts shall also credit or debit to the Reserve Accounts, as applicable, an additional amount equal to the rate of return earned on the “shadow investment” portion of the Reserve Accounts, such “shadow investment” portion representing amounts credited to the Reserve Accounts, plus or minus earnings, earned since January 1, 2012. All right, title and interest in and to all amounts credited to the Reserve Accounts shall at all times be the sole and absolute property of the appropriate Series of the Trusts and shall in no event be deemed to constitute a fund or collateral security for the payments under the Plans. All amounts credited to the Reserve Accounts shall for all purposes be a part of the general funds at the appropriate Series of the Trusts. To the extent that any Trustee or his or her designee acquires a right to receive payments under the Plans, such right shall be no greater than the right of any unsecured general creditor of the Trusts. Neither the Trustee nor his or her designee shall have any interest whatsoever in any amounts credited to the Reserve Accounts.

3.        Election by Trustees - An election to defer receipt of Trustees’ fees (including an election as to the time and form of payment) shall be made in writing and shall become effective in the next calendar year following a filing with the Trusts. An election shall remain in effect and become irrevocable each 12/31 for the following calendar year unless the Trustee amends or terminates his or her election by a notice in writing filed prior to the applicable 12/31 with the Trusts. Any amendment or termination of an election shall be applicable only prospectively to Trustees’ fees earned during the calendar year following its filing with the Trusts, and shall not affect amounts previously credited to the Reserve Accounts. A Trustee may not amend or terminate his or her election with respect to the method or time of payment of amounts credited to the Reserve Accounts, except as described in Section 4 below, which describes subsequent election rules, and Section 4A below, which describes “transition” rules under Code section 409A. Trustees may make an initial election to participate within 30 days of first becoming eligible to participate under the Plans and such election shall apply only to amounts earned on a prospective basis.